

June 4, 2019

Sean Burke
Chief Financial Officer and Executive Vice President
Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, NJ 07078

      Re: Investors Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-36441

Dear Mr. Burke:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 1, 2019

Item 6.Selected Financial Data
Selected Financial Ratios and Other Data, page 45

1.   We note your presentation of "Return on assets-Adjusted", "Return on equity-Adjusted", "Efficiency ratio-Adjusted", "Tangible equity to tangible assets" and "Tangible book value per common share" on page 45. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you provide non-GAAP financial measures in future filings, please disclose the information required in Item 10(e) of Regulation S-K.

Note 12. Commitments and Contingencies – Financial Transactions with Off-Balance Sheet Risk and Concentrations of Credit Risk, page 107

2.   Please revise this section and MD&A as appropriate in future filings to quantify the

amount of loans at each period end presented that cause a concentration of credit risk (e.g. interest-only, no income verification loans, etc.) and to clearly describe the terms of the loans that causes the concentration. Refer to ASC 825-10-50-20 for guidance. Additionally, revise MD&A to discuss material trends in these loans and the impact on credit risk. In your response please provide a draft of your disclosure for the periods presented in the current Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services